(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-10238 CUSIP Number: 902951102

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. Energy Systems, Inc.
Full Name of Registrant

Former Name if Applicable

750 Lexington Avenue, 15th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Form 10-Q for the quarter ended September 30, 2006 within the time period prescribed for such report without unreasonable effort or expense due primarily to a material acquisition previously reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2006. Because of the complexities associated with accounting for this acquisition, the registrant is experiencing difficulty in completing the preparation of the financial statements for the quarter ended September 30, 2006 and completing the review of the financial statements by the registrant’s independent registered public accounting firm. The registrant intends to file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than November 20, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Henry N. Schneider	(212)	588-8901
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

U.S. Energy Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ Henry N. Schneider
Henry N. Schneider President and COO

Annex A

The registrant’s results of operations for the quarter ended September 30, 2006 will reflect completion of the acquisition and financing of certain energy assets in the United Kingdom through certain subsidiaries. The results of operations for the quarter ended September 30, 2006 will include a new segment, UK Operations, for the period from August 7, 2006 to September 30, 2006. The results for the corresponding period for the last fiscal year do not include any results of operations for the UK Operations.

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered. The registrant intends file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than November 20, 2006, and such report will contain a more complete discussion and analysis of the registrant’s results of operations.

At this time, the registrant anticipates reporting a net gain of approximately $14 million for the three months ended September 30, 2006, compared to a net loss of $6.5 million for the corresponding period for the last fiscal year. The registrant also anticipates reporting a net gain of approximately $9 million for the nine months ended September 30, 2006, compared to a net loss of $8.4 million for the corresponding period for the last fiscal year. In each case, the gain is primarily the result of an anticipated $25.2 million net gain resulting from the purchase accounting treatment of the acquisition of the UK Operations. The registrant and its independent registered public accounting firm are continuing to evaluate financial statement treatment with respect to accounting for the acquisition of the UK Operations, including the application of FAS 133. The anticipated results of operations reported herein may be adjusted following the completion of such evaluation.

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Certain important factors may affect the registrant’s actual results and could cause actual results to differ materially from any forward-looking statements made herein, or which are otherwise made by or on behalf of the registrant. Such factors include, but are not limited to, revisions in the initial estimates in the fair market value of the acquired assets, failure to realize the estimated savings or operating results of the acquisition, and other risks associated with acquisitions generally, changes in market conditions, the inability to commence planned projects in a timely manner, the impact of competition, the ability to complete acquisitions, and access to needed financing or refinancing on acceptable terms, as well as other risks detailed from time to time in U.S. Energy’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the year ended December 31, 2005 as well as the 10-Q for the period ended June 30, 2006. We do not undertake to update any of the information set forth herein.